July 27, 2018

Kevin Thompson
Chief Executive Officer
SolarWinds Corporation
7171 Southwest Parkway, Building 400
Austin, TX 78735

       Re: SolarWinds Corporation
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 10, 2018
           CIK 0001739942

Dear Mr. Thompson:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 28, 2018 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Market Opportunity, page 3

1. We note your response to prior comment 3. Please provide additional details regarding the commissioning of the Compass Intelligence report in April 2018 with a particular focus on why it should not be considered having been prepared "in connection with" your registration statement.
 Kevin Thompson
SolarWinds Corporation
July 27, 2018
Page 2
Business, page 97

2. We note your response to prior comment 8. To provide additional context to this metric, please provide the smallest or a range of amounts a customer can purchase. Clarify that the increase in customers is being provided in order to highlight your "go-to-market approach" as indicated in your response.
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.


FirstName LastNameKevin Thompson
                                                             Division of
Corporation Finance
Comapany NameSolarWinds Corporation
                                                             Office of
Information Technologies
July 27, 2018 Page 2                                         and Services
FirstName LastName